Exhibit 99.1

Hirain and Arbe Selected by One of the World’s Largest Automotive Groups for Level 3 Program Across Multiple Brands

Hirain to Begin Series-Production Radar Deliveries in Q4 2027, Ahead of Vehicle Start of Production

BEIJING, China and TEL AVIV, Israel, September 8, 2026 - Hirain Technologies, a provider of world-class electronic systems and technology services, and Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE), a global leader in ultra-high-resolution radar solutions, today announced that one of the world’s largest automotive groups has selected Hirain’s imaging radar, powered by Arbe’s ultra-high-resolution radar chipset, for a Level 3 automated driving passenger vehicle program in China, across multiple brands under the group. Hirain will manufacture, supply, and integrate the radar system, with series-production deliveries scheduled to begin in Q4 2027, ahead of vehicle start of production.

This win marks a significant expansion of the companies’ collaboration into Level 3 automated driving and places the Hirain-Arbe imaging radar solution on a defined path to series production. For the program, Hirain will deliver the complete automotive radar system and lead system development, manufacturing, integration, validation, and quality, leveraging its established automotive manufacturing infrastructure. Arbe’s ultra-high-resolution radar chipset and core technology will power the system, generating the dense and detailed radar data required by the vehicle’s central automated-driving platform.

“This is a strategically important program for Hirain with one of the world’s largest automotive groups,” said Dr. Chengjian Fan, CTO of Hirain. “The customer conducted an exceptionally rigorous evaluation across technology, safety, quality, validation, manufacturing, and commercial readiness. Being chosen for this Level 3 program reflects the trust in our solution and our ability to execute against the standards of a leading global automotive manufacturer. Arbe’s radar technology has been central to reaching this point, and we look forward to bringing the system into series production.”

“Winning a major Level 3 program with a top global automotive group is a defining milestone in the commercialization of Arbe’s technology,” said Ram Machness, CEO of Arbe “For eyes-off automated driving, radar must provide far more than detection; it must deliver the detailed perception data the vehicle can rely on at scale. The customer’s decision demonstrates the growing role of ultra-high-resolution radar as a core component of next-generation automated driving. We are proud to reach this point together with Hirain, a long-standing Arbe partner, and congratulate their team on the outstanding engineering that brought the program to this stage. Our focus now turns to execution.”

This selection by a leading global automotive group reinforces Hirain’s and Arbe’s position as preferred technology partners for global OEMs advancing automated driving. The imaging radar combines Hirain’s automotive system engineering and manufacturing capabilities with Arbe’s ultra-high-resolution chipset to deliver the resolution, range, and reliability required for Level 3, in a scalable solution designed for high-volume passenger vehicle programs.

About Hirain Technologies

Founded in 2003, Beijing Jingwei Hirain Technologies Co., Inc. (“Hirain”) strives to be a world-class provider of electronic systems and technology services. Guided by the principles of “Value Innovation and Customer Focus,” we specialize in the automotive and transportation industries, offering a comprehensive portfolio that includes Automotive Electronics, R&D Services and Solutions, integrated systems and specialized vehicles, and intelligent transportation solutions to clients worldwide.

Headquartered in Beijing, Hirain has built an integrated ecosystem encompassing marketing, R&D, manufacturing, operations, and after-sales support. With R&D and service centers strategically located in China, the United States, Germany, and Malaysia, along with four modern manufacturing facilities in Tianjin, Nantong, Nanchang, and Malaysia (State of Malacca), we are well-positioned to deliver high-quality and reliable electronic system technologies and services to our global customers. For more information, visit https://www.hirain.com

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is redefining radar as a core sensing platform for next-generation mobility and advanced sensing applications. Arbe’s complete radar technology stack includes proprietary automotive-grade RF transmitter and receiver chips, a high-definition radar processing chip, the Phoenix radar system with 2,304 virtual channels, and advanced AI algorithms that transform radar data into a perception-ready layer. By delivering an exceptional level of detail, real-time processing, and scalable system performance, Arbe enables OEMs, Tier-1s, and technology partners to build more capable perception systems for passenger vehicles, robotaxis, heavy machinery, defense, and additional advanced sensing markets.

Headquartered in Tel Aviv, Israel, Arbe also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the risk that the program described in this press release does not advance to start of production on the anticipated schedule or at all, the risk that orders are not placed with the Company, the possible delisting of the Company’s ordinary shares from Nasdaq in the event the bid price per share of the Company’s ordinary shares remains below $1.00, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel, including the continuing hostilities with Iran, Hezbollah and Hamas and any intensification of hostilities, and the effect of the call-up of a significant portion of its working population, including the Company’s employees, the ability of the Company to develop the business described in recently announced agreements; and the risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation. Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

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